UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2022

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

BiondVax Pharmaceuticals Ltd. (the “Company”) has made available an updated presentation about its business, a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference. Slides 9-11 include additional information about the Company's preclinical in vivo study of its inhaled COVID-19 NanoAb therapy and slide 24 includes an updated select financial and cap table of the Company. The new updates in the Presentation are not an admission as to the materiality of any information therein. The information contained in the Presentation is summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission and other public announcements the Company may make by press release or otherwise from time to time.

Exhibit Index

Exhibit No.	Description
99.1	BiondVax Presentation dated January, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: December 29, 2022	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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